

Mail Stop 4631

March 31, 2017

Via E-mail
Mr. David H. Watson
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

>   **Re: Argan, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2016**
>   **Filed April 15, 2016**
>   **File No. 1-31756**

Dear Mr. Watson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Terence O'Brien *for*
>
>   W. John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and
>   Construction